Filed by IGEN International, Inc. pursuant
                                     to Rules 165 and 425 promulgated
                                     under the Securities Act of 1933, as
                                     amended, and deemed filed pursuant
                                     to Rule 14a-12 promulgated under the
                                     Securities Exchange Act of 1934, as
                                     amended.

                                     Subject Company:  IGEN International, Inc.
                                     Commission File No.:  000-23252



PRESS RELEASE
FOR IMMEDIATE RELEASE
---------------------

IGEN CONTACTS:                                       ROCHE CONTACTS:
George Migausky                                      Roche Media Office
IGEN International                                   0041-61-688-8888
301-869-9800, ext. 2013
                                                     Roche Investors Relations
MEDIA                                                0041-61-688-8880
Paul Caminiti/Andrew Cole
Citigate Sard Verbinnen
212-687-8080

INVESTORS
Jonathan Fassberg
The Trout Group
212-477-9007, ext. 16



                            ROCHE TO ACQUIRE IGEN,
                SECURING RIGHTS TO IGEN'S ORIGEN(R) TECHNOLOGY
                           -------------------------
 IGEN SHAREHOLDERS TO RECEIVE $47.25 IN CASH PER SHARE AND ONE SHARE OF
                 A NEW PUBLIC COMPANY TO BE SPUN-OFF BY IGEN
                      AND OWNED 100% BY IGEN SHAREHOLDERS
                          ---------------------------
         SPIN-OFF COMPANY TO HAVE $155 MILLION IN WORKING CAPITAL WITH
           OPPORTUNITY TO ADDRESS ENTIRE CLINICAL DIAGNOSTICS MARKET

               ------------------------------------------------

GAITHERSBURG, MD AND BASEL, SWITZERLAND, JULY 24, 2003 - IGEN International Inc. (Nasdaq: IGEN) and Roche Holding Ltd jointly announced today that they have reached definitive agreements to resolve their long-running dispute on the rights to ORIGEN, IGEN's electrochemiluminescence (ECL) technology used by Roche's diagnostics division. The transaction, which has been approved by the Boards of Directors of IGEN and Roche, will enable both companies to independently maximize the value of their respective technology assets and businesses.

Under the terms of the agreements, Roche will acquire IGEN, thereby securing rights to ORIGEN technology used in its Elecsys(R) diagnostics product line. For each IGEN share, IGEN shareholders will receive $47.25 in cash and one share of a newly formed public company to be spun off by IGEN in a fully taxable transaction. IGEN has 26.7 million fully diluted outstanding shares. The new company, which will be 100% owned by IGEN shareholders, will own ORIGEN technology, assume certain ongoing IGEN businesses and is expected to have approximately $155 million in working capital. This


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working capital will be provided primarily by Roche as part of the transaction, in addition to the $47.25 per share cash payment to be made to IGEN shareholders.

Through the acquisition of IGEN, Roche will secure, among other assets, new non-exclusive, fully paid-up, worldwide and perpetual rights that will permit Roche to continue to commercialize ORIGEN technology in the human in-vitro diagnostics field and continue to sell and further develop its Elecsys products for centralized laboratories, hospital labs and blood banks. In addition, Roche generally will be able to sell certain ORIGEN-based immunochemistry systems into point of care sites and physicians offices. Improvements of the ECL technology developed by Roche until the closing date will remain with Roche. IGEN will receive a license to those improvements. As reported by Roche, Roche's ECL-based Lab Diagnostics business had sales in 2002 of approximately CHF 560 million (US $404 million), with a compound annual growth rate in local currencies of approximately 23% over the last three years.

Upon completion of the acquisition, the new company to be spun-off by IGEN to its shareholders will hold IGEN's patents and assume its biodefense, life science and industrial businesses, as well as opportunities in the clinical diagnostics field. The new company will also hold IGEN's equity interest in the Meso Scale Diagnostics ("MSD") joint venture. The new company will be able to address the entire clinical diagnostic market, including the hospital, blood bank and reference lab markets that were previously exclusively held by Roche. The new company will also receive rights to certain improvements relating to Roche's Elecsys product line and royalty-bearing licenses to PCR, a nucleic acid amplification technology, for use in most fields. The new company, which will be named prior to closing the transaction, will be managed by IGEN's current management team and headquartered in Gaithersburg, Maryland. It is expected that the new company's shares will be listed on Nasdaq upon completion of the spin-off.

As part of the agreement, Roche will immediately pay IGEN $18.6 million in cash for compensatory damages as confirmed on July 9, 2003 by the U.S. Court of Appeals for the Fourth Circuit. Roche will also immediately pay to IGEN the royalties owed to IGEN for the quarter ended June 30, 2003. Effective immediately, there will be no further royalties owed to IGEN, and Roche will pay a fixed fee of $5 million per month to IGEN for the use of ORIGEN technology pending completion of the transaction. As part of the transaction, the MSD joint venture will expire. Following the closing, the new company will make a final capital contribution of $37.5 million to MSD.

The transaction is expected to close by calendar year-end, subject to the approval of IGEN shareholders and receipt of necessary regulatory approvals and other limited closing conditions.

Franz B. Humer, Chairman and CEO of Roche, said, "We are very pleased with the result of these negotiations. Through this acquisition, we have been able to resolve this legally and contractually highly complex dispute in the best interest of both companies and their shareholders. I am convinced that we have achieved a clear win-win situation for all parties involved. Roche will be able to provide unrestricted access to all its diagnostics



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products for all its customers, and IGEN's shareholders are offered an attractive price and will own a solid business with excellent prospects. Putting this long period of uncertainty to an end will allow both Roche and the new spin-off company to fully focus on their respective businesses and to further develop them independently of each other."

Samuel J. Wohlstadter, IGEN's Chairman and Chief Executive Officer, said, "We are extremely pleased to have reached a definitive agreement with Roche that delivers significant immediate value to our shareholders as well as the opportunity to create additional value through ownership of a well positioned new growth company that will own IGEN's patented ORIGEN technology. The new Company will have proven technology, businesses in many of the highest growth areas in diagnostics and the opportunity to establish strategic partnerships with a wide range of companies in the global marketplace. Using ORIGEN technology, over the years Roche has developed an extremely successful product line in the clinical diagnostics field."

Heino von Prondzynski, Head of Roche Diagnostics and a member of Roche's Corporate Executive Committee: "This is an important day for Roche Diagnostics, our customers, physicians and patients. The transaction ensures that patients can be diagnosed without any interruption. Based on today's agreements, we now have a solid platform to offer our outstanding technology throughout the world. We would like to thank our customers for their loyalty during this difficult time of uncertainty. We are committed to further develop our lab diagnostics products business and drive our share in the highly attractive immmunodiagnostics market."

Dr. Richard Massey, President and Chief Operating Officer of IGEN, said, "We believe the new company will be extremely well positioned to meet customers' evolving needs in the global biodefense, life science, industrial and clinical testing markets. In addition, our opportunities will be enhanced with the improvements from Roche. Our rapidly growing biodefense business can utilize the PCR technology to develop an expanded range of products. We can also leverage PCR technology in the development of DNA tests for the global clinical testing markets."

The announcement of this agreement follows a July 9, 2003 ruling by the U.S. Court of Appeals for the Fourth Circuit in litigation that began in 1997 when IGEN filed a lawsuit charging Boehringer Mannheim with multiple breaches of a license agreement relating to IGEN's ECL technology. The ruling eliminated damages of $486.8 million previously awarded to IGEN by the jury of the District Court of Maryland while affirming $18.6 million in compensatory damages, IGEN's right to terminate the license agreement between the companies, and IGEN's right to certain improvements in certain fields developed by Roche in certain fields under the license agreement. Roche inherited the case in its acquisition of Boehringer Mannheim in 1998. As part of today's agreements, IGEN has agreed to suspend its patent infringement actions against Roche in Maryland and Germany pending consummation of the proposed acquisition, with the right to resume the actions should the transaction not close. Roche has agreed to file a motion to withdraw its petition for rehearing before the Fourth Circuit and both companies have agreed not to file any further appeals of the opinion issued by that court.


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Lehman Brothers is serving as financial advisor to IGEN and also provided a fairness opinion. Cravath, Swaine & Moore LLP is serving as IGEN's legal counsel.

ABOUT IGEN INTERNATIONAL INC.
IGEN develops and markets biological detection systems based on its proprietary ORIGEN technology, which provides a unique combination of sensitivity, reliability, speed and flexibility. ORIGEN-based systems are used in a wide variety of applications, including clinical diagnostics, pharmaceutical research and development, life science research, biodefense testing and testing for food safety and quality control. These systems are marketed globally by IGEN and its licensees and/or distributors. IGEN is based in Gaithersburg, Maryland with offices in San Diego, California and Witney, England. IGEN and ORIGEN are registered trademarks of IGEN International, Inc. More information about the company can be found at http://www.igen.com.

ABOUT ROCHE
Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market, the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 62,000 people in 150 countries. The Group has alliances and R&D agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

IGEN INTERNATIONAL SAFE HARBOR
This press release contains forward-looking statements within the meaning of the "safe harbor" provision of the Private Securities Litigation Reform Act of 1995. All statements that are not statements of historical fact are forward-looking statements. The words "may," "should," "will," "expect," "could," "anticipate," "believe," "estimate," "plan," "intend" and similar expressions have been used to identify certain of the forward-looking statements in this press release. We have based these forward-looking statements on management's current expectations, estimates and projections and they are subject to a number of risks, uncertainties and assumptions which could cause actual results to differ materially from those described in the forward-looking statements. The following factors are among those that may cause actual results to differ materially from our forward-looking statements: the approval of the transaction by IGEN shareholders; the value of the transaction to shareholders; the satisfaction of closing conditions; the timing of the closing for the transaction; our relationship with Roche Diagnostics GmbH; our ability to develop and introduce new or enhanced products; our ability to enter into new collaborations on favorable terms, if at all; our ability to suspend ongoing patent litigation and to renew these litigations if the transaction does not close; our ability to expand the commercialization of existing products; our ability to effectively compete in the various markets in which we currently, and plan to, have product offerings; domestic and foreign governmental and public policy changes, particularly related to health care costs, that


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may affect new investments and purchases made by customers; availability of financing and financial resources in the amounts, at the times and on the terms required to support our future business; protection and validity of patent and other intellectual property rights; and changes in general economic, business and industry conditions. These and other risk factors are discussed in IGEN's annual report on Form 10-K for the year ended March 31, 2003, filed with the Securities and Exchange Commission (SEC) and available at the Investor Relations section of IGEN's web site at www.igen.com or the SEC's web site at www.sec.gov. IGEN disclaims any intent or obligation to update any forward looking statements.



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ADDITIONAL INFORMATION AND WHERE TO FIND IT

Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by IGEN and IGEN Integrated Healthcare, LLC. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by IGEN and IGEN Integrated Healthcare, LLC with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from IGEN by directing a request to IGEN International, Inc., 16020 Industrial Drive, Gaithersburg, MD 20877,
(301) 869-9800, Attention: General Counsel.

IGEN, its directors, and certain of its executive officers may be considered participants in the solicitation of proxies in connection with the business combination transaction referenced in the foregoing information. Information about the directors and executive officers of IGEN and their ownership of IGEN stock is set forth in IGEN's Proxy Statement with respect to its Annual Meeting for the year ended March 31, 2002. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when it becomes available.